Exhibit 4.1

Annual Information Form
For the Period Ended
December 31, 2005
March 30, 2006

1.	CORPORATE STRUCTURE			2
	1.1	Name, Address and Incorporation		2
	1.2	Subsidiaries		2

2.	HISTORY AND DEVELOPMENT OF THE COMPANY			2
	2.1	Business Overview		2
	2.2	Recent History		2
	2.3	Business Strategy		2

3.	OUR BUSINESS AND PRODUCTS			2
	3.1	Industry Overview and Competitive Environment		2
	3.2	Our Products and Technology		2
		3.2.1	Contramid®	2
		3.2.2	Polymeric Nano-Delivery Systems Technology	2
	3.3	Manufacturing of Our Products		2
	3.4	Drug Development Process and Product Pipeline		2
		3.4.1	Drug Development Process	2
		3.4.2	Product Pipeline	2
	3.5	Our Proprietary Products		2
		3.5.1	Once-Daily Tramadol — Treatment of Moderate to Severe Pain	2
		3.5.2	Once-Daily Betahistine — Ménière's Disease (Vertigo)	2
	3.6	Our Partnered Products		2
		3.6.1	DDS-2001	2
		3.6.2	Once-Daily Trazodone	2
	3.7	Our Intellectual Property		2
	3.8	Human Resources		2
	3.9	Environment		2
	3.10	Regulatory Framework		2
	3.11	Facilities		2

4.	RISK FACTORS			2
	4.1	Risks Related to our Business		2
	4.2	Risks Related to our Industry		2

5.	DESCRIPTION OF CAPITAL STRUCTURE			2
	5.1	Common Shares		2
	5.2	Preferred Shares		2
	5.3	Dividends		2

6.	MARKET FOR SECURITIES			2
	6.1	Trading Prices and Volumes		2

7.	DIRECTORS AND OFFICERS			2
	7.1	Directors		2
	7.2	Officers		2

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8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	2

9.	LEGAL PROCEEDINGS	2

10.	INTERESTS OF EXPERTS	2

11.	TRANSFER AGENTS AND REGISTRARS	2

12.	MATERIAL CONTRACTS	2

13.	AUDIT COMMITTEE DISCLOSURE	2

14.	ADDITIONAL INFORMATION	2

15.	FORWARD-LOOKING STATEMENTS	2

SCHEDULE A — CHARTER OF THE AUDIT COMMITTEE		2

Labopharm Inc. — Annual Information Form — March 30, 2006

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BASIS OF PRESENTATION
Unless otherwise indicated or unless the context requires otherwise, all references in this Annual Information Form, or AIF, to “Labopharm”, “the Company”, “we”, “us”, “our” or similar terms refer to Labopharm inc. together with its subsidiaries.
All dollar amounts in this AIF are expressed in Canadian dollars and all references to “$” are to the lawful currency of Canada. All information provided in this AIF is provided as of March 1, 2006, except where otherwise stated.
The names Labopharm® and Contramid® appearing in the AIF are our registered trademarks. The name Polymeric Nano-Delivery SystemTM is our trademark. Other trademarks and service marks appearing in this AIF are the property of their respective holders.
1.	CORPORATE STRUCTURE
1.1	Name, Address and Incorporation
We were incorporated under the Part IA of the Companies Act (Québec) on October 26, 1990 under the name Centre de recherche appliquée pharmaceutique CRAP inc. On September 13, 1994, we changed our name to Labopharm inc. and amalgamated with 9033-3394 Québec inc. pursuant to a certificate of amalgamation dated June 11, 1996 issued under Part IA of the Companies Act (Québec). On July 11, 1997, our articles were amended to change the location of the judicial district of our head office from Terrebonne, Québec to Laval, Québec.

Our head office, registered office and laboratory facilities are located at 480 Armand-Frappier Blvd., Laval, Québec, Canada, H7V 4B4. Our telephone number is (450) 686-1017 (or toll free at 1-888-686-1017). Our website is www.labopharm.com. The information contained on our website is not part of this AIF.

Our website address is included in this AIF as an inactive textual reference.
1.2	Subsidiaries
Labopharm inc. has four wholly-owned subsidiaries:
•	Labopharm USA, Inc., a Delaware corporation;

•	Labopharm Europe Limited, an Ireland corporation;

•	Labopharm (Barbados) Limited, a Barbados corporation; and

•	Labopharm Cyprus Limited, a Cyprus corporation.
2.	HISTORY AND DEVELOPMENT OF THE COMPANY
2.1	Business Overview
We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. In September 2005, we received regulatory approval for 22 European countries, under the Mutual Recognition Procedure, or MRP, for our lead product, once-daily tramadol, an analgesic for moderate to severe pain. In November 2005, our once-daily tramadol product was launched in Germany, our first European launch. In the United States, we submitted a New Drug Application, or NDA, for a once-daily tramadol product with the Food and Drug

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Administration, or FDA. In January 2006, our NDA was accepted for review and filed by the FDA. The action date under the Prescription Drug User Fee Act, or PDUFA, is September 28, 2006. As of March 30, 2006, in Europe we have now obtained MAs for our once-daily tramadol product in 14 countries. The remaining 8 countries are in process. In addition to MA, certain countries require price and reimbursement approval.

In August 2005, we entered into a licensing and distribution agreement with Purdue Pharma Products, L.P., or Purdue Pharma, pursuant to which we received a licensing fee of US$20 million and are eligible for up to another US$150 million upon receiving regulatory approval and meeting specific sales targets in the United States. In addition to paying us royalty rates on product sales, Purdue Pharma will build and train our sales force, at their expense.

Our existing, products, including once-daily tramadol, are based on our proprietary technology, Contramid. Contramid is a versatile, safe and cost-effective platform that we use to provide the benefits of controlled-release drug delivery to existing drugs that have proven safety and efficacy. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available drugs, and have product candidates based on this technology, both in intravenous and oral forms.

We have three other products that are in early clinical development: a once-daily formulation of trazodone, a once-daily formulation of betahistine, and DDS-2001. Our product pipeline includes a combination of both proprietary and partnered programs, with products in both clinical trials and pre-clinical development.

We have been a publicly traded company since June 1996 and our common shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the ticker symbol “DDS”.
2.2	Recent History
In January 2002, the Company formed a wholly-owned subsidiary, Labopharm Ireland Limited (now Labopharm Europe Limited) in Dublin, Ireland.

In March 2002, Aventis Pharmaceuticals Inc. (now sanofi-aventis) and its undisclosed partner terminated the licensing agreement surrounding an unnamed product referred to as Aventis Product #2. Previously, in September 2001, we had signed a definitive worldwide licensing agreement with Aventis Pharmaceuticals Inc. and an undisclosed company to develop two new formulations for one of Aventis’ core strategic brands as part of a lifecycle management strategy. We successfully completed feasibility and formulation studies. The agreement was based on a hypothesis from Aventis Pharmaceuticals Inc. that required a novel technological approach. Although release kinetics for the newly formulated product met expectations, the product did not meet the pharmacokinetic endpoints.

In July 2002, we secured a letter of intent with Axcan Pharma Inc. to enter into a licensing and supply agreement for our controlled-release trimebutine maleate product.

Also in July 2002, we signed a letter of intent with MedPointe Inc. to execute a formulation and licensing agreement under which the two companies would jointly develop a novel, sustained-release product. The product has not been disclosed for competitive reasons.

Still in July 2002, we concluded, ahead of schedule, enrolment for the multi-centre, pan-European Phase III study for our once-daily tramadol product. In October 2002, we completed the treatment stage of the study.

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In September 2002, through our Labopharm Europe subsidiary, we signed a letter of intent to enter into a licensing and distribution agreement for France and its overseas territories with Aventis Pharma (now sanofi-aventis) for our once-daily tramadol product.

In December 2002, we formed our wholly-owned subsidiary, Labopharm Barbados, in Barbados.

In January 2003, we completed the pivotal Phase III clinical trial in Europe for our once-daily tramadol product.

Also in January 2003, we reported positive results from our European Phase III clinical trial for our once-daily tramadol product. Our product met all primary and secondary endpoints and exhibited a statistically and clinically significant reduction in pain associated with osteoarthritis of the knee. In the study, our once-daily tramadol product also demonstrated a superior adverse events profile to that of the comparator, twice-daily tramadol. Our once-daily tramadol product also provided sustained pain relief for a full 24-hour period, matching the performance of the twice-daily European formulation taken every 12 hours.

Still in January 2003, we initiated two well controlled, double blind, multi-center, randomized Phase III clinical trials in the United States for our once-daily tramadol product.

In February 2003, we formed our wholly-owned subsidiary Labopharm Cyprus, in Cyprus.

In April 2003, through our Labopharm Europe subsidiary, we secured letters of intent to enter into licensing and distribution agreements for our once-daily tramadol product with Azienda Chimiche Riunite Angelini Francesco S.P.A., or Gruppo Angelini, for Italy and with Laboratorios del Dr. Esteve S.A., or Esteve S.A., for Spain and Portugal.

Also in April 2003, we moved to our new corporate and laboratory facilities in the Parc Scientifique et de haute technologie in Laval, Québec. For more details on our new facility, see section 3.11 below, “Facilities”.

In June 2003, we completed enrolment of more than 1,000 patients for two pivotal Phase III clinical trials in the United States for our once-daily tramadol product.

In July 2003, we successfully completed a public equity offering of 4,500,000 common shares, or Shares, at a price of $4.90 per Share for total gross proceeds of $22.05 million. The Shares were sold to a syndicate of underwriters led by National Bank Financial Inc. and that included RBC Dominion Securities Inc., Research Capital Corporation, CIBC World Markets Inc., Orion Securities Inc. (formerly Yorkton Securities Inc.) and Canaccord Capital Corporation. In August 2003, the underwriters exercised their option to acquire an additional 234,800 Shares at a price of $4.90 per Share, increasing the size of the offering to $23.20 million.

Also in July 2003, through our Labopharm Europe subsidiary, we secured a definitive licensing and distribution agreement for Italy with Gruppo Angelini for our once-daily tramadol product. Under the terms of the agreement, we granted Gruppo Angelini the exclusive right to market and sell our once-daily tramadol product in Italy. We will receive payments for achieving certain milestones through to regulatory approval and will receive revenue from our product sales to Gruppo Angelini.

Still in July 2003, Labopharm Europe signed a definitive licensing and distribution agreement for Spain and Portugal with Esteve S.A. for our once-daily tramadol product. Under the terms of the agreement, we granted Esteve S.A. the exclusive right to market and sell our once-daily tramadol product in Spain and Portugal. We will receive payments for achieving certain milestones through to regulatory approval and we will receive revenue from our product sales to Esteve S.A.

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In August 2003, we were granted, in co-ownership with Cerestar USA Inc. and Cerestar France S.A., or Cerestar, affiliates of Cargill Inc., or Cargill, a patent by the United States Patent and Trademark Office (USPTO) for our proprietary technology Contramid. The product-by-process patent, “Cross-Linked High Amylose Starch for Use in Controlled-Release Pharmaceutical Formulations and Processes for its Manufacture,” United States Patent 6,607,748 B1, if maintained, is scheduled to expire in 2020. For more information on our patents, see Section 3.7 below, “Our Intellectual Property”.

In September 2003, we completed the treatment stage for two pivotal Phase III clinical trials in the United States for our once-daily tramadol product.

In November 2003, Labopharm Europe signed a letter of intent to enter into a licensing and distribution agreement for our once-daily tramadol product with Austria-based CSC Pharmaceuticals Handels GmbH, or CSC Pharma, for Austria and 13 Eastern European countries.

In December 2003, Aventis (now sanofi-aventis) filed a NDA for approval of a once-daily Allegra-D product that did not use our technology. This product received regulatory approval from the FDA in October 2004. Given the small likelihood that Aventis will proceed further with Labopharm’s product, we have ceased any further development of our formulation, although this program has not yet been formally terminated.

In January 2004, we reported results from our two completed Phase III clinical trials in the United States (MDT3-002 and MDT3-003) for our once-daily tramadol product. MDT3-003 achieved statistical significance for the three co-primary endpoints at the 200 mg and 300 mg doses, demonstrating an improvement as measured by the change in the WOMAC Osteoarthritis Index pain subscale, the WOMAC Osteoarthritis physical function subscale and the patient’s global assessment of drug effectiveness. We included a 100 mg dose to determine the lowest effective dose and this dose was intended to be used as a titration dose only. The MDT3-002 trial did not achieve statistical significance for all of the co-primary endpoints, due to an unusually high response to placebo. In both trials, however, our once-daily tramadol product provided pain relief for a full 24-hour period and exhibited an adverse events profile superior to that reported in the literature for the immediate-release formulation of tramadol currently available in the United States requiring typically four to six doses per day. The two studies enrolled over 1,000 patients.

In February 2004, we signed a feasibility and formulation agreement with Gruppo Angelini under which the two companies will jointly formulate a once-daily version of the antidepressant trazodone hydrochloride (trazodone).

In March 2004, through our Labopharm Europe subsidiary, we signed a letter of intent to enter into a licensing and distribution agreement for Germany with HEXAL AG, or HEXAL, for our once-daily tramadol product.

In May 2004, we successfully completed a public equity offering of 6,122,449 Shares at a price of $4.90 per Share for total gross proceeds of $30.00 million. The Shares were sold to a syndicate of underwriters co-led by Desjardins Securities Inc. and RBC Dominion Securities Inc. and that included National Bank Financial Inc., Canaccord Capital Corporation and GMP Securities Ltd.

In June 2004, we entered into an agreement with Debiopharm S.A., or Debiopharm, pursuant to which Debiopharm engaged us to conduct research on the potential oral delivery of a current intravenous cancer drug using our proprietary polymeric nano-delivery systems technology.

In September 2004, we signed a definitive licensing and distribution agreement with HEXAL, pursuant to which we granted HEXAL the exclusive right to market and sell our once-daily tramadol product in Germany,

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the largest pharmaceutical market in Europe. We will receive payments for achieving certain milestones through to regulatory approval and revenue from our product sales to Hexal.

In September 2004, we reprioritized our product development programs to focus our resources on our nearest-term opportunities in order to create value and ensure that we dedicate the resources necessary to fully capitalize on the significant commercial worldwide opportunities for our once-daily tramadol product. Accordingly, we made the decision to slow our development programs for a controlled-release formulation of gabapentin and a once-daily formulation of oxybutynin. Having determined that better commercial opportunities reside with other products in our pipeline, we terminated our programs for the development of a controlled-release formulation of trimebutine maleate (MODULON®), partnered with Axcan Pharma, as well as the program for implantable Contramid mini-tablets. Our other development programs were not affected by the reprioritization.

In October 2004, we initiated a third Phase III clinical trial in the United States for our once-daily tramadol product (MDT3-0005). Our decision was based on extensive discussions with both the FDA and our regulatory advisors. Enrolment in the trial began in October 2004. We requested a Special Protocol Assessment (SPA) for this trial. A SPA is a binding agreement between the FDA and the sponsor of a clinical trial stating that the study design meets the scientific and regulatory requirements of the FDA to support a NDA submission.

In December 2004, we reached agreement with the FDA for an SPA for MDT3-005.

In January 2005, we received notification of regulatory approval for our once-daily formulation of tramadol from the French regulatory authority, the Agence Française de Sécurité Sanitaire des Produits de Santé (AFSSAPS). Our product was approved with a once-daily designation for use in a dose range from 100 to 400 mg per day in the treatment of moderate to severe pain. Approval in France allowed us to initiate the MRP in pursuit of regulatory approval for the remainder of the European Union.

In January 2005, Debiopharm informed us that the results from the Phase I animal studies in our research program on the potential oral delivery of a current intravenous cancer drug did not meet all the desired endpoints and that they were terminating the program.

In February 2005, we amended our licensing and distribution agreement for once-daily tramadol with CSC Pharma to include Russia.

In February 2005, we initiated the regulatory approval process for our once-daily tramadol product in Mexico with the submission of a marketing application (Request for Health Registration of Medicinal Products) to the Mexican regulatory authority (General Directorate for the Control of Medicinal Products and Technologies Related to Health).

In June, 2005, we formed our wholly-owned US subsidiary, Labopharm USA.

In June 2005, through our US subsidiary, Labopharm USA, we entered into a US$10 million debt financing agreement with US-based Hercules Technology Growth Capital, Inc. and agreed to grant to it warrants to purchase 543,104 of our Shares at an exercise price of $2.71 per Share.

In August 2005, we entered into a licensing and distribution agreement for our once-daily tramadol product with Purdue Pharma Products L.P., or Purdue Pharma. Under the agreement with Purdue Pharma, which was finalized in November 2005, our European subsidiary, Labopharm Europe, granted Purdue Pharma the exclusive right to market, sell and distribute our once-daily formulation of tramadol in the United States, its territories and possessions, and we retained an option in co-promotion rights for certain medical specialties.

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Under the terms of the agreement, we received an upfront licensing fee of US$20 million upon closing and are eligible to receive additional payments of up to US$150 million, including a payment of up to US$40 million upon regulatory approval of our product by the FDA, and payments upon the product meeting specified sales targets. We will also receive royalty rates ranging from 20 to 25% of product sales. In addition, the costs of hiring, training and compensating our specialty sales force will be borne by Purdue Pharma, should we exercise our option to co-promote.

On September 6, 2005, we received regulatory approval for our once-daily tramadol product for 22 countries under the MRP in Europe. The countries covered by the MRP approval include France, Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Iceland, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Slovak Republic, Slovenia and Sweden.

In September 2005, through our European subsidiary, Labopharm Europe, we entered into a licensing and distribution agreement for our once-daily tramadol product for 20 Latin American and Caribbean countries with GlaxoSmithKline, or GSK, including Argentina, Barbados, Belize, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Guyana/Surinam, Haiti, Honduras, Jamaica, Nicaragua, Panama, Peru, Trinidad/Tobago and Venezuela. Under the terms of the agreement, we will supply GSK with bulk tablets and GSK will register, package and distribute the product throughout the licensed territory. We will receive a transfer price on tablet supply based on a percentage of the anticipated selling price, resulting in an effective royalty rate commensurate with that of our US agreement with Purdue Pharma. GSK will use the regulatory dossier from which approval was gained in Europe in September 2005 as a basis for the registration of the product in each country.

In October 2005, we received Mexican approval of our once-daily tramadol product.

In November 2005, together with Purdue Pharma, our U.S. marketing and distribution partner for our once-daily tramadol product, we agreed to grant a license to Ortho-McNeil Inc., or OMI, a wholly-owned subsidiary of Johnson and Johnson, under certain Purdue Pharma patents covering extended release tramadol formulations. In return, we secured the right to a waiver, allowing the FDA to grant approval of our once-daily tramadol product based on its merits, notwithstanding the three-year Hatch-Waxman exclusivity period granted to OMI’s extended release formulation of tramadol, previously licensed from Biovail Corporation. Under the terms of the arrangement, we will also receive a right of reference to OMI’s previously filed tramadol data.

Later in November 2005, we announced that through our Labopharm Europe subsidiary, we had signed a licensing and distribution agreement for our once-daily tramadol product for the United Kingdom, or UK, with Recordati Ireland Ltd., or Recordati, a fully integrated European pharmaceutical company. Under the terms of the agreement, Recordati will have the exclusive right to market and sell our once-daily tramadol product in the UK, and we will provide Recordati with finished packaged product. In return, we received an up-front payment and will receive additional payments upon achieving certain milestones. We will also receive revenue from product sales to Recordati.

Also in November 2005, our marketing partner for Germany, HEXAL AG, launched our once-daily tramadol product in that country. More than 400 sales representatives will market the product under the brand name Tramadolor® einmal täglich.

At the end of November 2005, we announced that we had submitted a NDA to the FDA for our once-daily formulation tramadol, pursuant to which we are seeking regulatory approval to market our once-daily tramadol for the management of moderate to moderately severe pain.

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Also at the end of November 2005, we executed an amendment to the Cerestar Contramid Supply Agreement pursuant to which we received a full assignment of Cerestar’s co-ownership rights to the patent, granted by the United States Patent and Trademark Office (USPTO) for our proprietary technology Contramid, a “Cross-Linked High Amylose Starch for Use in Controlled-Release Pharmaceutical Formulations and Processes for its Manufacture”, United States Patent 6,607,748 B1. We were also released from the obligation to purchase certain minimum quantities of Contramid within a certain time period.

At the end of January 2006, we announced that, through our Labopharm Europe subsidiary, we had added a second marketing partnership for our once-daily tramadol product for France, by signing a licensing and distribution agreement with Grunenthal GmbH, or Grunenthal. Under pre-existing agreements, Grunenthal and Laboratoires Aventis, the French affiliate of sanofi-aventis, co-market other tramadol products in France. At the same time, we also announced that we had finalized our licensing and distribution agreement with Laboratoires Aventis for our once-daily tramadol product for France. Under the terms of our agreement with Grunenthal, the latter has the semi-exclusive right to market and sell our once-daily tramadol product in France. Laboratoires Aventis has the same semi-exclusive right, under its agreement with us. We will provide Grunenthal with finished packaged product and will receive revenue from our product sales to both distributors. It is expected that Grunenthal and Laboratoires Aventis will launch our once-daily tramadol product in France following pricing approval from the French regulatory authorities.

Also at the end of January 2006, we announced that our NDA for our once-daily tramadol product had been accepted for review and filed by the FDA. The action date under the PDUFA for our NDA is September 28, 2006.

At the beginning of March 2006, Mr. Santo J. Costa was appointed to the Company’s Board of Directors.
2.3	Business Strategy
Our goal is to become a fully integrated, international specialty pharmaceutical company with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage, through clinical development, regulatory approval, marketing and sales. By applying our drug delivery and formulation expertise in concert with our novel drug delivery technologies to existing compounds with proven efficacy and safety, we believe that we can accelerate drug development and lower development risk as compared to traditional pharmaceutical and biotechnology companies. Key elements of our strategy are to:
•	Commercialize our once-daily tramadol product. We are focusing primarily on launching our once-daily tramadol product in Europe and obtaining regulatory approval for our once-daily tramadol product in the United States. We also plan to seek regulatory approval for and commercialize our once-daily tramadol product in select countries in the rest of the world.

•	Develop a specialty sales and marketing infrastructure in the United States. As part of our strategy to become an integrated specialty pharma company, we retained co-promotion rights for our once-daily tramadol product in the United States allowing us to market to certain medical specialties.

•	Continue to advance the development of our existing product candidates. In addition to our once-daily tramadol product, we currently have three other product candidates in clinical development. We plan to further develop these product candidates and selectively partner them for commercialization. We intend to commercialize ourselves or retain co-promotion rights for products targeted at certain markets that can be addressed with a smaller sales force or leveraged through additional co-promotion opportunities. We believe this strategy allows us to maximize the value we retain from the commercialization of our product candidates.

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•	Expand our in-house pipeline of product candidates. We plan to expand our pipeline with proprietary products that we develop ourselves. We intend to achieve this expansion by either identifying off-patent drugs or acquiring marketed drugs from third parties. In most cases, these drugs would have proven efficacy and safety and would likely benefit from our drug delivery technologies. In the future, we may selectively acquire from other companies product candidates that are in clinical development. As an extension to this strategy, we may acquire complementary drug delivery technologies with associated products.
3.	OUR BUSINESS AND PRODUCTS
3.1	Industry Overview and Competitive Environment
We are engaged in a business characterized by extensive research efforts, rapid technological developments and intensive competition. Our competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future product candidates. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price.

We expect that our product candidates and drug delivery technologies will compete with existing drugs and drug delivery technologies, as well as new drugs and drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become non-competitive or obsolete.

Competition currently exists for our once-daily tramadol product. In the United States, in addition to branded and generic immediate release formulations of tramadol, Biovail through its marketing partner, OMI, has launched its once-daily tramadol product. In addition, Cipher recently announced its plan to submit a NDA to the FDA in the second quarter of 2006. In addition, other competitors may be developing formulations for tramadol. Also, extended-release tramadol formulations for once-daily dosing have been approved and are and will be marketed in certain European countries, including the United Kingdom, Belgium, France, Germany and Spain. Our once-daily tramadol product will also face competition from non-narcotic analgesics, other opioids and NSAIDs, including COX 2 inhibitors.

We anticipate that our other product candidates will also experience competition. For example, our once-daily betahistine product will compete with various immediate release betahistine products and our once-daily trazodone product will compete with numerous proprietary and generic antidepressants.
3.2	Our Products and Technology
Our product candidates make use of one of the following drug delivery technologies:
•	Contramid, for oral administration of soluble to sparingly soluble drugs; and;

•	Polymeric nano-delivery systems technologies, for delivery of water insoluble or poorly bioavailable drugs via a variety of administration routes.
We believe controlled-release drug delivery has the ability to improve the performance of a wide variety of existing drugs. The therapeutic effect of a drug will typically vary according to its concentration in the bloodstream. When the concentration is too low, efficacy may be reduced and when it is too high, side

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effects increase. For any drug, there is a range of concentrations, referred to as the therapeutic window, in which the balance between efficacy and side effects is optimized. In traditional tablets without controlled-release, blood levels of the drug tend to rise quickly after administration, reach a peak and then drop fairly rapidly, thus requiring frequent dosing. Side effects may also occur at the high peak blood levels experienced. Controlled-release allows a drug’s concentration to be maintained within the therapeutic window, extending its therapeutic effect over a prolonged period and often improving its safety profile. For instance, a controlled-release medication might be taken once-daily instead of three times a day. This added convenience may increase patient compliance and therefore improve medical outcomes.
3.2.1	Contramid®
Our lead technology platform, Contramid, is a patented, controlled-release drug delivery technology based on cross-linked, high amylose starch, for oral administration of solid dosage medications. Following ingestion, gastric fluids transform the surface of a Contramid based product into a semi-permeable membrane that stabilizes rapidly. This self-forming membrane regulates the release of the drug. We have developed the expertise to formulate novel products which combine Contramid with existing drugs to optimize their release profile. An example of this is our once-daily tramadol product that employs Contramid to regulate the release of the active over a full 24 hours.

We believe that our Contramid technology possesses advantages that make it an attractive drug delivery technology, including:
•	Compatibility. Contramid may be combined with numerous drugs, including those requiring high drug loading or possessing varying degrees of solubility. Typically, Contramid is best suited for highly soluble to sparingly soluble drugs.

•	Versatility. Contramid can be used to achieve multiple release profiles, including quasi-zero order release, delayed-released, dual-release and controlled-release in conjunction with gastric retention.

•	Cost Effectiveness. Together with Cerestar USA Inc. and Cerestar France S.A., affiliates of Cargill Inc., we believe we have developed a reliable, reproducible and economical manufacturing process for Contramid on a commercial scale. As it is a compressible, versatile excipient, we believe Contramid allows for simple and efficient manufacturing of the final pharmaceutical product using standard equipment and processes. These manufacturing synergies, together with Contramid’s relatively low cost, are expected to result in minimal incremental cost to the final marketed product.

•	Manufacturing Robustness. Contramid has demonstrated relative insensitivity to broad variations in production parameters such as compression pressure, compression time, type of tabletting equipment and batch size. This results in simplified process development and technology transfer to a commercial manufacturing site. We believe this also allows for robust and reproducible batch-to-batch consistency.

•	Safety and Regulatory Acceptance. Contramid conforms to the specifications for modified starch in the U.S. National Formulary and the Food Chemicals Codex and as such is considered a food additive by the FDA and European regulatory authorities. As modified starches have a long history for food use under these regulations, Contramid may be used without limitation with orally administered drugs. Regulatory authorities in 22 European countries and in Mexico have recently approved the use of Contramid in our once daily tramadol product.

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•	Intellectual Property. Our current Contramid drug delivery technology is covered by one patent that was issued in the United States, which is scheduled to expire in 2020. A counterpart patent application has been allowed in Europe in November 2005 and additional related applications have been filed and are either issued or pending in various jurisdictions outside the United States and Europe including Canada. In addition, we own or have rights to six issued U.S. patents and foreign counterparts thereof which relate to the use of modified starches in drug delivery technologies.
3.2.2	Polymeric Nano-Delivery Systems Technology
We are currently developing a series of novel polymeric nano-delivery technologies for effective delivery of poorly water-soluble or poorly bioavailable drugs via a variety of routes including oral and intravenous administration. The ability to deliver poorly soluble, often highly toxic, drugs safely and effectively is a continuing challenge to the pharmaceutical industry. Consequently, we believe many potentially valuable drug candidates fail to reach commercialization, and, lacking an alternative, those that do may by necessity be formulated using agents often associated with dose-limiting side effects. Our polymeric nano-delivery system should offer safe, efficient and low cost alternatives to those agents currently used. They comprise block copolymers that self-assemble in water to form micelles and similar nanostructures with high solubilizing and loading capacities. We believe that we have developed an efficient drug loading process for these systems that is scalable and suitable for commercial production. We have completed proof of principle studies for both oral and intravenous applications, which could reduce toxic side effects and associated treatment costs. We expect this technology to have applications in many fields, including oncology and immunology, and to facilitate delivery of proteins, peptides and nucleic acids.
3.3	Manufacturing of Our Products
We currently outsource all commercial manufacturing for our products, including the manufacture of our once-daily tramadol product and intend to continue this strategy for our pipeline products. Manufacturing of clinical trials materials is now performed in-house in our GMP pilot plant which allows for a more cost-effective and timely initiation of clinical studies.

We have an exclusive agreement with Cargill to manufacture Contramid. Cargill is a leader in the production of starch and starch-based products in both the European and North American markets. Cargill has submitted a Drug Master File for Contramid in the United States. Together with Cargill, we have produced several multi-ton lots of Contramid and demonstrated the ability to achieve reproducible results at commercial scale.
3.4	Drug Development Process and Product Pipeline
3.4.1	Drug Development Process
In contrast to the drug development process for new chemical entities, which lasts 12 years on average and costs hundreds of millions of dollars, the development process for our newly formulated versions of existing drugs can be shorter and less costly. Since we seek to improve the performance of previously approved drugs, we can refer to existing safety data in our regulatory applications and therefore we generally do not need to conduct pre-clinical safety and toxicity studies. We can also take advantage of existing pharmacokinetic and clinical data to accelerate our development and regulatory process. As a result of these advantages, we have been able to take our once-daily tramadol product from formulation to regulatory filing for MA in Europe in approximately four years.

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Our drug development and testing process consists of three phases:
•	Formulation. This phase involves laboratory work to select an appropriate delivery technology for a compound, define the parameters of drug release in vitro, define product specifications which are expected to meet clinical and market requirements and develop formulations to be tested in human clinical trials.

•	Pilot Pharmacokinetics. In this phase, a new formulation which has been produced under GMP is tested in Phase I trials in healthy human volunteers to assess its safety and to determine the pharmacokinetics of the drug. If the results do not meet clinical or market targets, the product is reformulated and retested. A formulation that emerges from this phase may be advanced into the final stage of development.

•	Pivotal Pharmacokinetics (Phase I) and Clinical Testing for demonstrating Efficacy and Safety (Phases II and III). The type of studies conducted in this phase are dependent on the regulatory requirements for each product candidate. For product candidates which are equivalent to existing marketed products, pharmacokinetic data demonstrating bioequivalence or similar bioavailability may be sufficient for obtaining regulatory approval. For novel formulations, new routes of administration or new clinical uses, we may need to conduct Phase II or Phase III clinical trials designed to demonstrate efficacy prior to submitting an application for regulatory approval. See section 3.10, “Regulatory Framework.”
3.4.2	Product Pipeline
In our development pipeline, in addition to our lead product, once-daily tramadol, we have both product candidates which are in the clinic and those which are at a pre-clinical stage. Our products fall into two general categories. The first category includes products that we develop internally and may license for commercialization in late stage development to marketing and distribution partners. We refer to these products as proprietary or in-house products. The second category includes products that we are contracted to develop on behalf of other companies and for which, as a result, we may have limited commercialization rights. We refer to these products as partnered products. Our strategy is to increasingly focus on the development of our proprietary products.

Section 3.5 below describes our in-house products and Section 3.6 below describes our partnered products.
3.5	Our Proprietary Products
Developing products internally provides us with greater control over the pace of development and maximizes economic benefit upon product commercialization. In-house development also expands our skills and knowledge and strengthens our clinical development and regulatory capabilities as we drive towards becoming a fully integrated specialty pharmaceutical company. We intend to expand our portfolio of proprietary products by developing improved formulations of off-patent drugs and by acquiring the rights to reformulate late-stage clinical or currently marketed brands from other pharmaceutical companies.
3.5.1	Once-Daily Tramadol — Treatment of Moderate to Severe Pain
Overview

We are developing a once-daily formulation of tramadol for the treatment of moderate to severe pain. Tramadol is a non-scheduled, centrally acting analgesic. It is currently available in the United

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States as an immediate release formulation for the treatment of moderate to moderately severe pain typically requiring four to six doses per day and a recently launched once daily formulation. In Europe, tramadol is currently available as immediate release, twice-daily and once-daily formulations for the treatment of moderate to severe pain. Tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain and dental pain. Tramadol reduces pain by binding to µ-opioid receptors and by inhibiting re-uptake of the neurotransmitters norepinephrine and serotonin. Current treatment options for pain range from acetaminophen, NSAIDs and COX-2 inhibitors for mild to moderate pain, to strong opioids such as morphine for severe pain. Tramadol avoids the potentially serious side effects, such as gastrointestinal bleeding that may be caused by NSAIDs and the potential cardiovascular events recently attributed to COX 2 inhibitors. Compared to stronger opioids, tramadol has been demonstrated in clinical studies to have a lower incidence of major side effects, such as respiratory depression. When used over the long-term, tramadol has a significantly lower incidence of analgesic tolerance, withdrawal symptoms and addiction as compared to stronger opioids.

In 2004, the worldwide analgesic market generated sales of US$42 billion. This market is expected to reach US$75 billion in sales by 2010. In the United States the prescription pain products market exceeded US$15 billion in sales in 2005. Part of this growth can be attributed to the opioid class of analgesics, including morphine, oxycodone, fentanyl, hydrocodone and tramadol. There are few drugs on the market that address the moderate to severe pain category and can be taken on a once-daily basis.

Tramadol products, both branded and generic, are available in approximately 70 countries, with worldwide sales in 2005 in excess of US$1.4 billion. In the United States, the number of prescriptions for tramadol products has increased by 11% on a compound annual basis over the past five years and exceeded 19 million in 2005. Sales of tramadol products in the United States in 2005 were US$662 million. Sales of tramadol products in Europe have increased approximately 16% on a compounded annual basis over the past five years and exceeded US$638 million in 2005.
Europe
We have obtained regulatory approval for our once-daily tramadol product in 22 European countries under the MRP. The countries covered by the MRP approval are France, Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Iceland, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Slovakia, Slovenia and Sweden. The launch of our product in Germany in November 2005, by HEXAL AG, was the first of what we expect will be a series of launches in key markets throughout Europe during 2006. As of March 30, 2006, in addition to Germany, we have received MAs in 13 of the countries and are preparing to launch our once-daily tramadol throughout Europe.

Late in 2005, we finalized our licensing and distribution agreement for our once-daily tramadol for France with Laboratoires Aventis, or Aventis, and in January 2006, we entered into a second licensing and distribution agreement for France, the latter being with Grünenthal GmbH. France is the largest market for tramadol products in Europe with sales approximating US$176 million in 2005, representing a compound annual growth rate of 23% over the last five years. Aventis and Grünenthal are the two largest marketers of tramadol products in France with approximately 88% of the market. In November 2005, we also signed a licensing and distribution agreement for once-daily tramadol with

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Recordati for the United Kingdom. We had earlier signed licensing and distribution agreements with Esteve S.A., Gruppo Angelini and CSC Pharmaceuticals S.A., or CSC Pharma, providing us with the ability to commercialize our once daily product not only in the five largest European markets but in territories constituting approximately 90% of European tramadol sales.
United States
The United States is the world’s largest market for prescription pain products with sales exceeding US$15 billion on an annual basis. It is the world’s biggest market for tramadol products, with sales in 2005 exceeding US$660 million representing a growth of 2% compared to 2004.

In 2005, the number of prescriptions of tramadol products surpassed 19 million, representing growth of 12% from the previous year and growth of 11% on a compounded annual basis over the previous five years.

In August 2005, we entered into a licensing and distribution agreement under which we granted to Purdue Pharma Products L.P. the exclusive right to market, sell and distribute our once-daily formulation of tramadol in the United States, its territories and possessions. In October 2005 we received a US$20 million licensing payment from Purdue Pharma. In January 2006 we announced that our NDA for once-daily tramadol had been accepted for review and filed by the FDA. The action date under the PDUFA is September 28, 2006. We are working actively with Purdue Pharma to prepare for the launch in the United States of our product as rapidly as possible should our product receive regulatory approval. Following launch, Purdue Pharma will build and train at their expense our sales force to allow us to co-promote our once daily tramadol product in the United States, together with them.

In November 2005, we, together with Purdue Pharma Products L.P., agreed to grant a license to OMI under certain patents owned by Purdue Pharma covering extended release tramadol formulations, which allowed OMI to list Purdue Pharma patents in FDA’s Orange Book. In exchange, we secured the right to a waiver, allowing the FDA to grant approval of our once-daily tramadol product based on its merits, notwithstanding the three-year exclusivity period under the Hatch-Waxman Act. We also received a right of reference to OMI’s previously filed tramadol data.
Rest of the world
Tramadol is marketed in more than 70 countries worldwide. Accordingly, the commercial opportunity for our once-daily product extends far beyond Europe and the United States. Global sales in countries other than the United States and Europe in 2005 were more than US$160 million. Compounded annual sales growth over the last five years has exceeded 20%, outpacing growth in both the European and U.S. markets. Latin America, Canada, Southeast Asia and Australia, for example, each represent sizeable and expanding commercial opportunities for us.

The Latin American analgesic market has experienced accelerated growth in recent years, surpassing sales of US$1.9 billion in 2005. In 2005 we entered into a licensing and distribution agreement for our once-daily tramadol product with GSK. The agreement covers 20 Latin American and Caribbean countries. The royalty rate under this agreement

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is commensurate with those of our U.S. and European partnerships. We received regulatory approval in Mexico in October 2005 and intend to submit marketing applications in other countries, either directly or via our commercial partners, such as GSK in Latin America and the Caribbean.
Marketing
For commercialization, our global approach has been to license the rights to once-daily tramadol to allow partners to market and distribute our product in their designated territory. In the U.S., and in accordance with our strategic plan to become a vertically integrated specialty pharmaceutical company, we sought a partner to distribute our product to the large primary care market, comprising general practitioners and internal medicine physicians, with the intent of retaining rights to enable us to market once-daily tramadol to certain medical specialties.
Europe
To date, we have executed agreements with seven pharmaceutical companies covering 22 countries and some overseas territories. We have signed licensing and distribution agreements with HEXAL AG for Germany, Aventis and Grunenthal for France and its overseas territories, Esteve S.A. for Spain and Portugal, Gruppo Angelini for Italy, Recordati for the UK and CSC Pharma for Austria, Russia and 13 Eastern European countries. Pursuant to these relationships, we are responsible for supplying finished packaged goods to the partners. In return, we received up front payments and additional payments are due upon achieving certain milestones. We will also receive revenue from the sale of finished packaged product to our marketing partners. This product revenue will comprise inventory stocking and product samples, as well as product for commercial sale. With anticipated launches in multiple countries throughout 2006, it is anticipated to take a period of time for product revenues to normalize and correspond more directly to future retail sales. We are actively engaged in discussions with additional prospective marketing and distribution partners for other European countries.

In November, 2005, our partner HEXAL AG launched our once-daily tramadol into the German market place under the tradename Tramadolor einmal täglich, supported by a salesforce of more than 400 sales representatives. The product is being marketed with the broad common label approved under the MRP, which designates it as a once-daily product for the treatment of moderate to severe pain, including both acute and chronic conditions, for use in a dose range from 100 to 400 mg per day. It is available in three dosage strengths (100 mg, 200 mg and 300 mg) and three pack sizes (20 tablets, 50 tablets and 100 tablets).

We believe that commercialization of our once daily tramadol product in Europe has validated both our business model and our Contramid drug delivery technology and demonstrates our ability to develop, commercialize and launch a pharmaceutical product.
United States
In August 2005, we entered into a licensing and distribution agreement with Purdue Pharma Products, L.P., pursuant to which we have exclusively licensed the marketing and distribution rights in the United States. We have however retained co-marketing rights for certain medical specialties in the United States. This agreement provided us with an up-front licensing fee of US$20 million, and we are eligible to receive up to another US$40

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million upon receiving regulatory approval in the United States and a further US$110 million upon our product meeting specific sales targets. We will also receive royalty rates ranging from 20% to 25% of net sales of product.
Rest of the World
We have licensed marketing and distribution rights for 20 Latin American and Caribbean countries to GSK pursuant to a licensing and distribution agreement entered into in October 2005. Under the terms of the agreement, we will supply GSK with product and GSK will register and distribute the product throughout the licensed territory. We will receive a transfer price on tablet supply based on a percentage of the anticipated selling price, resulting in an effective royalty rate commensurate with that of our US agreement with Purdue Pharma. We are also in discussions for marketing and distribution partnerships for other countries.
Regulatory Status
Europe
In Europe, we have completed clinical development of our once-daily tramadol product and, in January 2005, we received notification of regulatory approval in France for our once-daily tramadol. Under the MRP, whereby France, acting as the Reference Member State, or RMS, requested that all Concerned Member States in the EU recognize the MA granted in France as the RMS, we received regulatory approval in September, 2005 in 21 additional European countries. As of March 30, 2006, we have received MA’s in 14 of these countries and anticipate receiving the remaining MA’s during 2006. In those countries that do not require pricing approval, upon receipt of the MA, we will be able to market our once daily tramadol product through licensee companies to whom we have granted the right to market and sell our once-daily formulation, whereas in other countries, we would require the completion of a government approved pricing and reimbursement step prior to product launch. As Germany does not require pricing approval, upon receiving our MA, our partner for Germany, Hexal AG, launched our once-daily tramadol in November 2005. In addition, we intend to submit national registration dossiers in other strategic European tramadol markets not party to the MRP, as well as in countries that were withdrawn from the MRP due to labelling issues.
United States
We submitted a NDA to the FDA in November 2005. The submission included 11 pharmacokinetic studies and five Phase III studies, with approximately 1,600 subjects exposed to the drug. The NDA was accepted for review and filed by the FDA in January 2006, with an action date under the PDUFA of September 28, 2006.
Rest of the World
We are pursuing regulatory approval for our once-daily tramadol product in other countries around the world. In most cases, we can use the regulatory dossier approved in Europe as a basis for the registration of the product in additional markets. For example, we received regulatory approval in Mexico in October 2005 following the submission of a marketing application (Request for Health Registration of Medical Products) to the Mexican regulatory authority, General Directorate for the Control of Medicinal Products

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and Technologies Related to Health, in March, 2005. In addition, we are currently working with GSK to initiate the regulatory process in the 20 Latin American and Caribbean countries covered by our exclusive licensing and distribution agreement entered into in October 2005. Other regulatory dossiers are in preparation for key tramadol markets.
Clinical Status
Europe
In early 2003, we completed the pivotal Phase III clinical trial MDT3-001 in Europe for our once-daily tramadol product. The double blind, randomized, parallel group study enrolled 431 patients and was designed to compare the efficacy and safety of our once-daily tramadol product to that of an extended release, twice-daily formulation of tramadol currently marketed in Europe. We reported positive results from this trial in January 2003. Our product candidate met all primary and secondary end points and exhibited a statistically and clinically significant reduction in pain associated with osteoarthritis of the knee. The primary endpoint of the study was pain relief as measured by the WOMAC Osteoarthritis Index pain subscale. The WOMAC Osteoarthritis Index is a validated tri-dimensional measure used to assess changes in patients with osteoarthritis using pain, stiffness and physical function subscales. Our product also demonstrated a clinically superior adverse events profile to that of the comparator, twice-daily tramadol. Our once-daily tramadol product also provided sustained pain relief for a full 24-hour period, matching the performance of the twice-daily European formulation taken every 12 hours.
United States
In January 2003, we initiated two double blind, multi-center, randomized Phase III clinical studies in the United States designed to evaluate the safety and efficacy of our once-daily tramadol product. As directed by the FDA, these studies compared our once-daily tramadol product to placebo. The two studies, MDT3-002 and MDT3-003, were similar in design and size, each enrolling more than 500 patients diagnosed with moderate to moderately severe pain associated with osteoarthritis of the knee. The treatment was followed over a 12-week period. We completed the patient treatment stage of these trials in September 2003 and announced the results in January 2004.

The MDT3-003 trial achieved statistical significance for the three co-primary endpoints at the 200 mg and 300 mg doses, demonstrating an improvement as measured by the change in the WOMAC Osteoarthritis Index pain subscale, the WOMAC Osteoarthritis physical function subscale and the patient’s global assessment of drug effectiveness. We included a 100 mg dose to determine the lowest effective dose and this dose is intended to be used as a titration dose only. The MDT3-002 trial, due we believe to an unusually high response to placebo, did not achieve statistical significance for all of the co-primary endpoints. However, in both trials, our once-daily tramadol product provided pain relief for a full 24-hour period and exhibited an adverse events profile clinically superior to that reported in the literature for the immediate-release formulation of tramadol currently available in the United States requiring typically four to six doses per day.

In October 2004, we initiated a third a double-blind, randomized study to compare the safety and efficacy of our once-daily formulation of tramadol to placebo over a 12-week period in patients with moderate to severe pain associated with osteoarthritis of the knee. The study design differed from that of the previous U.S. Phase III trials, resembling more

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closely that of the positive European Phase III trial, and allowed patients to titrate to optimum dose. In addition, the study was conducted under a Special Protocol Assessment (SPA). An SPA is a binding agreement between the FDA and the sponsor of a clinical trial stating that the study design meets the scientific and regulatory requirements of the FDA to support a NDA submission.
3.5.2	Once-Daily Betahistine — Ménière’s Disease (Vertigo)
We have in development a once-daily formulation of betahistine, an oral histamine analogue, for the treatment of dizziness or vertigo related to Ménière’s disease, a disorder characterized by recurrent vertigo, tinnitus and hearing loss. Currently marketed versions of betahistine require two or three doses per day resulting in significant fluctuations in the plasma concentrations of the drug. Betahistine is thought to treat vertigo by normalizing the flow of impulses from the vestibular organs to the brain and improving blood flow in the inner ear.

Ménière’s disease affects approximately one in 500 people throughout the world. Betahistine products are marketed in more than 80 countries, including most of Europe and Latin America, but not in the United States. Sales of betahistine products in Europe exceeded $180 million for the 12 months ended March 31, 2004.

Two dosage strengths were formulated and clinical batches of the highest dosage strength were manufactured internally and tested in a pilot comparative pharmacokinetic study. The results demonstrated controlled release of betahistine consistent with once-daily dosing of the drug. We have chosen to explore the possibility of out-licensing the formulation as a novel once-daily betahistine product. Under this scenario, we would hope to receive certain milestone payments and a royalty on product sales while a partner would continue the clinical development of the product.
3.6	Our Partnered Products
As a complement to our internally developed product portfolio, Labopharm partners with other pharmaceutical companies to develop novel formulations of currently marketed brands. Partnering permits low-cost expansion of our product pipeline and reduces development expense and risk, while allowing us to access and leverage the additional expertise specific to large, international pharmaceutical companies. Such intellectual collaboration is highly beneficial to our continued growth and evolution. We continue to identify additional opportunities to develop strategic partnerships for new formulations of well-known, market-leading brands.
3.6.1	DDS-2001
Together with MedPointe Inc., we are developing a novel sustained-release product, which we call DDS-2001. This product has not been disclosed, but an immediate release formulation of this product is marketed currently by MedPointe.

We had completed the initial formulation phase of this product, scaled-up the manufacturing process for clinical trial batch manufacture and tested a prototype formulation in a pilot pharmacokinetic study. Subsequently, we have provided a proposed development plan to our partner. However, there can be no assurance that we will reach an agreement on the proposed plan.

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3.6.2	Once-Daily Trazodone
Together with Gruppo Angelini, we are developing a controlled-release, once-daily version of trazodone. Trazodone is an antidepressant currently available in the United States in both branded and generic immediate release formulations that typically require three doses per day, whereas in Europe, trazodone is available in both immediate release and twice-daily formulations. Trazodone is indicated for depression and prescribed for anxiety and mixed anxiety and depression.

Depression and anxiety are among the most prevalent central nervous system disorders, affecting more than 20% of the world’s population. Depression is characterized by depressed mood, loss of interest or pleasure, weight or appetite changes, and insomnia or excessive sleep or fatigue. In the United States, sales of antidepressants exceeded $13 billion. Trazodone continues to be widely prescribed in the United States, with more than 14 million prescriptions written in 2005 and having a compounded annual growth rate of 5% over the past five years. Anxiety is characterized by muscle tension, fatigue, recklessness, difficulty concentrating, irritability and sleep disturbance.

Pursuant to a feasibility and formulation agreement with Gruppo Angelini, we initiated formulation of our once-daily trazodone product. The objective of the project was to develop a formulation that would be equivalent to the exposure a patient would experience when taking the currently marketed immediate release product three times daily or a European twice-daily product, two times a day. Several prototypes were scaled-up, manufactured internally under GMP and assessed in a pilot pharmacokinetic study versus the reference product. The results indicated that our once-daily trazodone formulations release trazodone in a controlled fashion and are bioequivalent to both the immediate release and twice-daily branded products taken every eight hours or every twelve hours, respectively, with respect to exposure (i.e. area under the curve). Additionally, we are developing a second dosage strength and have demonstrated dose proportionality between the two dosage strengths in a second pharmacokinetic study. We are currently developing clinical protocols with the intent of advancing this program into full clinical development.

We are discussing the terms and conditions of a license agreement with Gruppo Angelini with regard to the potential clinical development and commercialization of our formulation of once-daily trazodone. However, there can be no assurance that an agreement will be reached.
3.7	Our Intellectual Property
Our success depends in part on our ability to obtain patents, protect trade secrets, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing in the U.S. and other countries patent applications related to our proprietary drug delivery technologies, inventions and improvements that are important to the development of our business.

Our patent portfolio currently consists principally of the following:
•	Once-Daily Tramadol Product. We have filed patent applications in the United States and abroad relating to our once-daily tramadol product. In addition, because our once-daily tramadol product contains our Contramid drug delivery technology, the issued U.S. patent and its pending and issued counterpart patent applications relating to our Contramid drug delivery technology are also relevant to our once-daily tramadol product. In addition, pursuant to our agreement with Purdue Pharma, we have obtained a license to certain US patents owned by Purdue Pharma and relating to controlled release formulations of tramadol products.

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•	Contramid Drug Delivery Technology. We own an issued U.S. patent which covers our Contramid drug delivery technology. This patent is scheduled to expire in 2020. Counterpart patent applications have been filed and are either pending or issued in jurisdictions outside the United States, including an allowance received in 2005 from the European Patent Office. We own or have rights to six other issued U.S. patents and foreign counterparts thereof which relate to modified starches as drug delivery technologies.

•	Polymeric Nano-Delivery Systems Technology. We own or have rights, including by license, to five issued U.S. patents, certain U.S. pending patent applications and foreign counterpart patents and applications that relate generally to polymeric nano-delivery systems technology.

•	Other Products. Because our other products utilize our proprietary drug delivery technologies we believe that they may also benefit from the protection provided by our issued U.S. technology patents and their counterparts relating to our Contramid and polymeric nano-delivery systems drug delivery technologies. Nevertheless, we endeavour to file patent applications on our potential product development candidates. To date, we have filed applications pertaining to our once-daily tramadol and once-daily trazodone formulations only.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Even if issued, they may not provide us with a competitive advantage against competitors with similar technologies. Furthermore, others may design around our patents and develop similar technologies or duplicate any technologies that we have developed. The laws of many countries do not protect our intellectual property to the same extent as the laws of the United States.

If our once-daily tramadol product or our other product candidates were found to infringe a valid claim of a third party patent, we would need either to obtain a license under such patent or obtain a court judgment that such patent claims are invalid. In the United States, we have entered into an exclusive licence agreement with Purdue Pharma Products, L.P., pursuant to which we obtained rights to all patents owned by Purdue Pharma relating to the manufacturing, marketing and distribution of our once-daily tramadol product. We are aware of certain issued Canadian and European patents that contain claims that might be infringed by our once-daily tramadol product. Claims of issued patents are presumed to be valid, and any finding of invalidity would come, if at all, only after litigation that could prove to be lengthy, costly and unsuccessful. Numerous U.S. and other countries issued patents and pending patent applications owned by others exist in the areas in which we are developing products, including our lead product candidate, our once-daily tramadol product. These patents and patent applications could materially affect our ability to develop our product candidates or sell our products, including preventing us from making, using or selling our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us.

In addition, a third party may initiate patent litigation against us in the United States, Europe, Canada or other countries. The defense of intellectual property rights, including patent rights, through lawsuits would be costly and could divert our technical and management personnel from their normal responsibilities and we may not have sufficient financial or other resources to conduct such defense. Settlement of such dispute may require us to stop developing our product candidates, stop selling our products or enter into royalty or licensing agreements which may or may not be available on terms acceptable to us, if at all. If we do not obtain any required licenses or sublicenses, we could encounter delays in product introductions while we attempt to design around these patents, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed.

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We may rely, in some circumstances, on trade secrets to protect our drug delivery technologies. However, trade secrets are difficult to protect. We seek to protect our proprietary drug delivery technologies and processes, in part, by agreements with our employees, consultants and contractors. These agreements may be breached and we may not have adequate remedies for any breach. Also, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

We may also be obligated to make royalty payments pursuant to several purchase and development agreements that we have entered into, including pursuant to certain research contracts pertaining to Contramid with Université de Montréal and Université du Québec à Montréal. In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues generated from the commercialization of the technology purchased in 1994. On February 7, 2005, we were served with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of any outstanding royalties owed by us with respect to the commercialization of the technology purchased in 1994 and any improvements and additions thereto. It is our position that we did not exercise the right of first refusal and that we do not commercialize the 1994 purchased technology or any improvements or additions thereto. Consequently, we consider that no amounts are owing and we are vigorously contesting the motion, which is now entering the examinations for discovery phase of the proceedings.

We may also be obligated to make royalty payments pursuant to research agreements entered into with Université de Montréal regarding the development of the polymeric nano-delivery systems.

However, in each case if a court were to determine that we are obligated to make royalty or other payments, our operating results and financial condition would be adversely affected.
3.8	Human Resources
As at March 1, 2006, we had 98 full-time employees, 71 of whom work in our research and development and regulatory and clinical development groups and 27 in business development and administration. Twelve of our employees hold doctorate degrees, 23 hold masters degrees, two are M.D. graduates and an additional 32 have bachelor degrees.

We are not a party to any collective agreement. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labour dispute.
3.9	Environment
The Company is subject to various federal and provincial environmental laws and regulations and complies in all material respects with all provisions of these environmental laws and regulations.
3.10	Regulatory Framework
Drug delivery and drug companies must comply with the regulatory framework applicable to the pharmaceutical industry. Although the approval process is similar in many countries, pharmaceutical companies are generally required to submit to the competent authorities extensive data and information prior to marketing the pharmaceutical product in a country.

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Government authorities in all of our target markets, including Europe, the United States and other countries, extensively regulate, among other things, the research, development, testing, manufacture, labelling, promotion, advertising, distribution, marketing and export and import of drugs such as those we are developing.

In the United States, pharmaceutical products, such as ours, are regulated under laws and regulations administered by the FDA, while in the European Union, these products are regulated under laws and regulations administered by the Enterprise Directorate General, Pharmaceuticals and Cosmetics Unit, of the European Commission in Brussels, Belgium, with the assistance of the European Medicines Agency, or EMEA. We expect the United States and the European Union to be major markets for our products. A summary of the United States and European Union regulatory process follows below.
United States
The research, testing, manufacture and marketing of drugs are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The U.S. Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially-imposed sanctions and/or the inability to obtain or maintain required approvals or to market approved drugs.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include:
•	preclinical laboratory tests;

•	animal tests;

•	formulation studies; and

•	the submission to the FDA of an IND.
The IND must become effective before clinical testing may commence. The FDA may refuse to accept the IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical studies if they are not satisfied that manufacturing of the test drugs met GMP requirements or that the clinical studies were not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable period of time and may impose costly procedures upon a manufacturer’s activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Preclinical tests required in an IND include laboratory and animal evaluation of product pharmacology and toxicology. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements for good laboratory practices and GMPs. The results of preclinical testing and formulation development are submitted to the FDA as part of an IND.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the

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satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA.
Clinical Trials
Clinical trials involve the administration of the drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. Each protocol involving testing on U.S. subjects must be submitted to the FDA as part of the IND. In addition, the study protocol and informed consent information for patients in clinical trials must be submitted for approval to institutional review boards at each local institution involved in the studies. Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the drug is tested, generally in healthy volunteers, to assess metabolism, pharmacokinetics and safety, including side effects associated with increasing doses. Absorption, metabolism, distribution and excretion studies are generally performed at this stage.

Phase II usually involves trials in a limited patient population to determine optimum dosage, identify possible adverse effects and provide preliminary support for the efficacy of the drug for any new indication being studied.

If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase I and II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites. Phase I, Phase II or Phase III testing of any product candidate may not be completed successfully within any specified time period, if at all. In the case of drugs that are copies of previously approved drugs, which are also known as generic drugs, an applicant may submit an abbreviated new drug application, or ANDA, that demonstrates that the proposed generic product is “bioequivalent” to the previously approved product.

After successful completion of the required clinical testing, generally a NDA, or an ANDA for generic drugs, is prepared and submitted to the FDA. In certain cases, an application for marketing approval may include information regarding safety and efficacy of a proposed drug that comes from studies not conducted by or for the applicant and for which the applicant has not obtained, somehow, a specific right to reference those studies. Such applications, known as a 505(b)(2) NDA, are permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. In addition, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical information needed by FDA to support the change. FDA approval of the NDA or ANDA is required before marketing of the product may begin in the United States. The NDA must include the results of any clinical and other testing and a compilation of data relating to the product’s pharmacology, toxicology chemistry, manufacture and manufacturing controls. The cost of preparing and submitting a NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. These fees are typically increased annually. Currently, there are no fees assessed for ANDAs.

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The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within ten months. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications for novel drug products or novel uses of drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

If the FDA’s evaluation of the NDA or ANDA is favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the application. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require post approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions on the use of the drug which can materially impact its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if safety problems are identified following initial marketing.

Once the NDA or ANDA is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting and submission of periodic reports. Additionally, the FDA also strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and our costs.

If the FDA’s evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or ANDA and may issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

Once a NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an ANDA. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labelling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional data may be necessary to seek approval.

There is no requirement, other than the requirement for bioequivalence testing, for an ANDA applicant to conduct or submit results of clinical tests to prove the safety or efficacy of its drug

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product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

With respect to NDAs, U.S. federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor. During this three year period the FDA cannot grant effective approval of an ANDA or 505(b)(2) NDA based on that listed drug.

U.S. federal law also provides a period of five years following approval of a new chemical entity, that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs, as well as 505(b)(2) NDAs, cannot be submitted unless the submission accompanies a challenge to a listed patent, in which case the submission may be made four years following the original product approval. Additionally, if the sponsor of the listed drug has properly informed the FDA of patents covering its listed drug, applicants submitting an ANDA or 505(b)(2) NDA referencing that drug are required to certify whether they intend to market their generic products prior to expiration of those patents. If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more listed patents are invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months has passed or there has been a court decision holding that the patents in question are invalid or not infringed. If the ANDA or 505(b)(2) NDA applicant certifies that it does not intend to market its generic product before some or all listed patents on the listed drug expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire. The first ANDA(s) submitting substantially complete applications certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days or marketing exclusively after a court decision of invalidity or non-infringement or after its begins marketing its product, whichever occurs first, during which subsequently submitted ANDAs cannot be granted effective approval.

From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.
European Economic Area
A medicinal product may only be placed on the market in the European Economic Area, or EEA,, composed of the 25 European Union Member States, plus Norway, Iceland and Lichtenstein, when a marketing authorization, referred to as national authorization, has been issued by the competent authority of a member state for its own territory or when a marketing authorization, referred to as a Community authorization, has been granted in accordance with Regulation (EC) No. 726/2004 for the entire EEA. Regulation 726/2004 established the EMEA. Its main responsibility is the protection and promotion of public health, through the evaluation and supervision of medicines for human and veterinary use. The EMEA works as a network, bringing together the scientific resources of the European Union Member States for the evaluation and

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supervision of medicines in Europe. The EMEA also undertakes inspections of production facilities to assure compliance with GMPs.

The type and extent of data to be submitted to support a MA application in the European Union depends on the amount of information already publicly available for a particular medicinal product or its active ingredient for a specific treatment. There are three principal forms of MA applications:
•	Complete Applications. These are applications for products containing drugs not previously approved within the European Union and must contain complete results of physico-chemical, biological or microbiological tests, full information on all pharmacological and toxicological tests, as well as appropriate clinical trials of safety and efficacy.

•	Mixed Data Applications. These are applications for products that develop different pharmaceutical forms of drugs previously approved within the European Union. In these applications, published scientific literature is presented together with original results of tests and trials. It is possible to replace results of pharmacological and toxicological tests or clinical trials by detailed references to published scientific literature if it can be demonstrated that the constituent(s) of a medicinal product have a well established medicinal use, with recognized efficacy and an acceptable level of safety. However, if the drug contained in the product is to be used for an entirely new therapeutic use, it is not possible to refer solely to the drug’s prior use; instead, additional data on the new therapeutic indication together with appropriate safety data would need to be provided.

•	Abridged Applications. These are applications for products essentially similar to ones already on the market in the member country and which applications do not require the provision of results of pharmacological and toxicological tests or the results of clinical trials. This applies if the product candidate is essentially similar to an authorized product in the member state and either consent is obtained from the company responsible for the marketing of the original product to reference the pharmacological, toxicological or clinical references or if the product candidate is essentially similar to a product authorized within the European Union for not less than eight/ten years and is marketed within the member state for which the application is made. Abridged MA applications must demonstrate the safety and efficacy of the medicinal product and justify the content of the application.
A MA application for drugs can be made in a single member state (i.e. a national authorisation) and may then be approved in other states of the European Union through the MRP. A Community authorisation is mandatory for medicines manufactured using biotechnology and is optional for new drugs and medicinal products administered by means of new delivery systems, which, in the opinion of the EMEA, constitute a significant innovation or for medicinal products presented for an entirely new indication which, in the opinion of the EMEA, are of significant therapeutic interest. A Community authorisation is granted through a centralised application process and is valid for the entire EEA.

The centralized application procedure involves making an application directly to the EMEA which is then assessed by the Committee for Medicinal Products for Human Use (CHMP) during an evaluation period that may last up to 210 days. Upon completion of the evaluation, the EMEA has 15 days to submit the CHMP’s opinion to the Commission in Brussels, which then has 15 days to prepare a draft decision. This draft decision is then sent to a committee of the European Union for additional comments which must be submitted within 30 days. Ultimately, if successful, the application is adopted through the issuance of a final approval. MA obtained by means of this centralized application procedure are valid for an initial five year period, renewable on the basis of a re evaluation by EMEA.

The MRP involves making an application to an individual member state, known as the RMS, whose approval is then recognized in other member states. Under this process, the RMS has 210 days to evaluate the product candidate and to prepare a Summary of Product Characteristics, or SmPC. The RMS notifies

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the other member states to whom applications have also been made that it is undertaking the product review and notifies the other member states when its assessment is complete, providing copies of the evaluation to the other member states. The other member states then have 90 days to recognize the decision of the RMS and the SmPC as approved by it. Should any member state refuse to recognize the RMS authorization, the disagreement may be submitted to the appropriate EMEA scientific committee for arbitration. The decision that ultimately results from this process is binding on all concerned member states, which must then withdraw, grant or vary the MA as necessary to comply with the decision. Other member states not directly concerned at the time of the decision are also bound as soon as they receive a MA application for the same product.
Other Countries
In addition to regulations in the United States and the European Union, we are subject to a variety of other foreign regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.
Related Matters
From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA and other regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether such legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be. We may need to adapt our business and product candidates and products to these changes that occur in the future.
3.11	Facilities
In April 2003, we moved to our new corporate headquarters in the Parc scientifique et de haute technologie in Laval, Québec, which we now occupy under a 15-year lease. This 48,000 square-foot facility now houses both our corporate offices as well as our laboratory and pilot plant for producing GMP-grade clinical supplies. Our new facility has consolidated our employees from three separate locations and will allow us to develop an expanded number of products more efficiently and economically.

Labopharm Europe Limited, our wholly-owned European subsidiary, has administrative facilities of 1,711 square feet in Dublin, Ireland.

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4.	RISK FACTORS
4.1	Risks Related to our Business

We have not generated significant revenues to date, and expect to continue to experience losses for at least the next year.

For the year ended December 31, 2005, we had a net loss of C$33.3 million. As at December 31, 2005, we had an accumulated deficit of approximately C$144.6 million. We have incurred losses in each year of our operations and we expect to continue to incur operating losses for at least the next year. The process of developing our product candidates requires significant laboratory testing, manufacturing development, validation and clinical trials to support regulatory approvals. In addition, we must establish sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others, to commercialize our product candidates. Consequently, we expect our selling, general and administrative expenses to increase over the next several years. We may never achieve or sustain profitability and our operating losses may increase in the future.

Our committed sources of funds and our cash and cash equivalents on hand are expected to be sufficient to meet our committed cash obligations and expected level of expenses into the fourth quarter of 2006 only. As a result, there is significant uncertainty about our ability to continue as a going concern. Our future cash obligations and level of expenses may require us to raise additional financing if funds received from collaborative research contracts, licensing or sales of any product we commercialize are not sufficient to finance these future cash obligations and level of expenses.

If we fail to obtain regulatory approvals for our product candidates under development, and in particular for our lead product candidate, once-daily tramadol in the United States, we will not be able to generate significant revenues from the commercialization of our product candidates.

We must receive regulatory approval of a product candidate before it can be commercialized. The development and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities, principally the Food and Drug Administration, or FDA, in the United States, and other similar agencies in other countries. The approval procedures in the United States vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Many factors could delay our receipt of revenues from the commercialization of our product candidates.

Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval or limitation on drug use required as a condition of approval could:
•	adversely affect our ability to market any drugs we develop independently or with partners;

•	affect our ability to negotiate partnership agreements or continue current partnerships with certain partners;

•	impose additional costs and diminish any competitive advantages that we may attain; or

•	adversely affect our ability to generate product sales and/or royalties based on these sales.

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In particular, failure to obtain approval or substantial delays in obtaining approval in the United States for our lead product candidate, once-daily tramadol, would delay or reduce our receipt of revenue from its sale. We submitted our new drug application, or NDA, to market our once-daily tramadol product in the United States under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. Section 505(b)(2) permits us to rely for approval on studies that we have not conducted and for which we have no ownership interest. In the case of our once-daily tramadol product, we relied on the FDA’s previous findings of safety for Ultram, the immediate release brand of tramadol sold by Ortho-McNeil, Inc. or OMI. There is no assurance that the FDA will agree that the data we have submitted will meet FDA requirements.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward looking events can vary dramatically due to factors such as delays or failures in our clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates.

We face uncertainties related to clinical trials that could result in delays in regulatory approval.

No product can receive regulatory approval unless human clinical trials show bioequivalence and/or safety and efficacy for each target indication in accordance with applicable regulatory standards. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks from their inability to satisfy these requirements in late-stage clinical trials, even after achieving promising results in early-stage clinical studies. Data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. Accordingly, clinical trials for our once-daily tramadol product may not successfully address the concerns of regulatory authorities, and may also affect acceptance of the product by reimbursement authorities if approved. Further, the results of the clinical trials for our once-daily tramadol product may not be interpreted by the FDA as establishing the safety and efficacy of our once-daily tramadol product sufficiently to obtain FDA approval.

The success of clinical trials depends on various factors, including:
•	sufficient patient enrollment that depends on many factors, including the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, and the eligibility criteria for a patient to participate in the study;

•	changes in regulatory agency policies regarding requirements for approval of a drug;

•	our capacity to produce or have produced clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials; and

•	a failure to perform by a number of third parties, such as clinical research organizations, on whom we rely to support our clinical trials.
The delays and increased costs that may result from any of these factors could have a harmful effect on our ability to develop products.

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Even if we obtain regulatory and marketing approval, there may be limits on indicated uses for our products and our products will be subject to ongoing regulatory review.

If regulatory approval of a product candidate is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly, post-marketing follow-up studies. In addition, many countries outside the United States require a separate review process prior to marketing to determine whether their national health insurance plan will pay for newly approved products, as well as the price that may be charged for a product. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by regulatory authorities. In addition, the labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market.

The FDA or other countries’ statutes, regulations, or policies may change and additional statutes or government regulations may be enacted which could prevent or delay regulatory approvals or the continued marketing of drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad. For example, the Drug Enforcement Administration, or the DEA, currently does not regulate tramadol as a controlled substance but this could change in the future because of the perception of the potential for abuse of tramadol or because of reports of actual abuse of tramadol products. DEA regulation would impose significant additional requirements on our business. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of product, operating restrictions and criminal prosecution, which may affect our ability to continue to market our products.

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

We are aware of certain issued Canadian and European patents that contain claims that might be infringed by our once-daily tramadol product. If our once-daily tramadol product or our other product candidates were found to infringe a valid claim of a third party patent, we would need either to obtain a license under such patent or obtain a court judgment that such patent claims are invalid. A third party may initiate patent litigation against us in the United States, Europe, Canada or other countries. The defense of intellectual property rights, including patent rights through lawsuits would be costly and could divert our technical and management personnel from their normal responsibilities and we may not have sufficient financial resources to conduct such defense. Settlement of such a dispute may require us to stop developing our product candidates, stop selling our products or enter into royalty or licensing agreements which may or may not be available on terms acceptable to us, if at all. If we do not obtain any required licenses or sublicenses, we could encounter delays in product introductions while we attempt to design around these patents, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed.

A number of patent applications may be currently pending or may be filed in the future for technologies generally related to our business, including patent applications that remain confidential after filing. Due to these factors and the inherent difficulty in conducting patent searches and interpreting their results, there can be no guarantee that we will not violate third-party patent rights that we have not yet identified.

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Many of our competitors have obtained or may be in the process of obtaining patents covering products and processes generally related to some of our products and processes, and they may assert their rights in these patents against us. Moreover, these competitors may have sought or may seek additional patents that could cover aspects of our technology. As a result, there is a greater likelihood of a patent dispute than would be expected if our competitors were pursuing unrelated products or technologies.

In addition, a competitor may claim misappropriation of a trade secret by an employee hired from that competitor. Any patent infringement or trade secret misappropriation action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. If a court determined or if we independently discovered, that any of our products or manufacturing processes violated third-party proprietary rights, we may not be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all. As a result, we could be prevented from commercializing our product candidates.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties in the United States, Europe, Canada or other countries. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings, would be costly and could divert our technical and management personnel from their normal responsibilities and we may not have sufficient financial or other resources to conduct such defense. Settlement of such dispute may require us to enter into royalty or licensing agreements which may or may not be available on terms acceptable to us, if at all. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. In addition, an adverse determination could preclude the commercialization of any product candidate that is found to infringe.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Our products, if approved, may fail to achieve market acceptance.

Any products we successfully develop, if approved for marketing, may not achieve market acceptance or generate significant revenues. Market acceptance of our products by hospitals, physicians or patients will depend on a number of factors, including:
•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

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•	the prevalence and severity of any adverse side effects;

•	pricing and cost effectiveness, which may be subject to regulatory control;

•	availability, cost and effectiveness of alternative treatments;

•	availability of competing versions of our products, such as OMI’s recently launched once-daily tramadol product;

•	effectiveness of our partners’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.
If any product that we commercialize does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product likely will not achieve market acceptance. This may result in a shortfall in revenues and an inability to achieve or maintain profitability.

Rapid technological change could make our products or drug delivery technologies obsolete.

Pharmaceutical technologies are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and drug delivery technologies uncompetitive or obsolete. The products and drug delivery technologies of our competitors may be more effective than the products and drug delivery technologies developed by us. As a result, our products may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized products.

We have only received regulatory approval for one product that uses any of our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology. We have only received regulatory approval in some countries for our once-daily tramadol product employing the Contramid technology. We have not received regulatory approval for any product that uses our polymeric nano-delivery systems technologies. In addition, any particular technology may not perform in the same manner when used with different therapeutic agents and therefore these technologies may not prove to be as useful or valuable as originally thought, resulting in additional development work. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

If we cannot raise additional capital, we may be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

We will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to market and to establish commercial manufacturing, marketing and sales capabilities. Our future capital requirements will depend on many factors, including the:
•	time and costs involved in performing clinical trials and obtaining regulatory approvals;

•	costs of manufacturing and supply;

•	costs of establishing or contracting for sales and marketing capabilities;

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•	progress of clinical and formulation development;

•	establishment of agreements with partners and activities required for product commercialization;

•	number of product candidates we pursue;

•	costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

•	existence and availability of refundable tax credits attributable to scientific research and development expenditures carried out in Québec, Canada.
We intend to seek additional funding from a variety of sources, including additional public or private financings and collaborative relationships, to fund all or a part of particular programs. Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional equity financings may significantly dilute existing shareholders.
If we cannot obtain adequate funds or funds on reasonable terms, we may need to:
•	terminate or delay clinical trials for one or more of our product candidates;

•	delay our establishment of sales or marketing capabilities;

•	curtail significant product development programs that are designed to identify new product candidates; and

•	sell or assign rights to our technologies or product candidates.
If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our products and inhibit effective commercialization of our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Thus, any patents that we own or license from others may not allow us to exploit the rights conferred by our intellectual property protection. Our future and pending patent applications may not result in patents being issued. Even if issued, they may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws of the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our corporate and prospective partners, collaborators, employees and consultants. Any of these parties may breach the undertakings and disclose our confidential information or

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our competitors might learn of the information in some other way. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Disputes may arise regarding the ownership or inventorship of our products and technologies.

From time to time we may become involved in disputes relating to the ownership or inventorship of our products and technologies. We have not yet completed the filing of the assignments of patents from the original inventors to us for certain of our patents and we have not yet obtained executed assignments of patents from all of the inventors for this subset of our patents. If we are unsuccessful in obtaining these assignments of patents or are otherwise not able to establish our ownership of the invention covered by the patents, we may face additional expense in perfecting our title to these patents and our business and financial condition may be adversely affected.

In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

We have entered into purchase and development agreements that may obligate us to make royalty payments. In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues generated from the commercialization of the technology purchased in 1994. On February 7, 2005, we were served with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of any outstanding royalties owed by us with respect to the commercialization of the technology purchased in 1994 and any improvements and additions thereto. It is our position that we do not commercialize that particular technology that had been purchased in 1994 or any improvements or additions thereto. Consequently, we consider that no amounts are owing and we are vigorously contesting the motion, which is now entering the examinations for discovery phase of the proceedings.

However, despite our views regarding the merits of legal proceedings, in each case if a court were to determine that we are obligated to make royalty or other payments, our operating results and financial condition may be adversely affected.

We currently have a single source of supply for our Contramid cross-linked high amylose starch.

We have a manufacturing agreement with Cargill Inc., pursuant to which we have granted them the exclusive right to manufacture for us our Contramid cross-linked high amylose starch. It may be difficult to find another manufacturer if Cargill is unable to supply us with a sufficient amount of our Contramid cross-linked high amylose starch or if we are forced for any reason to find another manufacturer. Cargill may terminate the manufacturing agreement if we fail to make payments that are due, fail to agree on product specification or price increases, or become insolvent. We believe that it would take any other company at least a year to develop and certify the necessary processes to manufacture our Contramid cross-linked high amylose starch on terms acceptable to us. There may not be third-party manufacturers that are able to meet our volume or quality requirements at a price that is as favorable to us as those that we currently have with Cargill. Any financial, operational, production or quality assurance difficulties experienced by these third-party manufacturers that result in a reduction or interruption in supply to us could significantly delay the development and manufacture of our products.

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If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our product introductions may be delayed and our costs may rise.

We have limited manufacturing facilities, and have not previously commercially manufactured drugs. Although we manufacture clinical trial supplies in-house, we rely on third parties for commercial scale manufacturing. We may also rely on third-parties for the manufacturing of certain clinical trial materials. This will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:
•	Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance, as well as with shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•	Contract manufacturers are required to undergo a satisfactory current good manufacturing practices, or GMP, inspection prior to regulatory approval and are obliged to operate in accordance with FDA, European and other nationally mandated GMP, which govern manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to establish and follow GMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical study and may delay or prevent filing or approval of marketing applications for our products.

•	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA, European and other nationally mandated GMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, and corresponding state and foreign agencies, including European ones, to ensure strict compliance with GMPs and other government regulations. While we are obligated to audit the performance of third-party contractors, we do not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the investigational new drug application, or IND. Furthermore, these third parties may also have relationships with other entities, some of which may be our

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competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

If we receive regulatory approval to commence commercial sales of any of our product candidates, we will then be required to sell, market and distribute our product candidates. We have not previously sold, marketed or distributed any of our product candidates on a commercial scale. To market any of our products directly, we must develop our own marketing and sales force with technical expertise and supporting distribution capability. In addition, we may engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales force to assist us or sign distribution agreements or commercialization agreements. For example, in our licensing and distribution agreement with Purdue Pharma Products L.P., we retained the right to co-promote once-daily tramadol to certain medical specialties. We anticipate hiring a sales and marketing management infrastructure and establishing the salesforce to co-promote once-daily tramadol once the product receives regulatory approval in the U.S. However, we may not successfully establish sales and distribution capabilities either on our own or in collaboration with third parties. To the extent that we continue to enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and we may lose control over sales of these products.

Our partnership relationships for the development and distribution of products may expose us to a number of risks.

We currently have nine agreements for the distribution of our once-daily tramadol product in Europe, the United States and Latin America. We intend to secure additional partnerships relating to the marketing and distribution of our once-daily tramadol product. Reliance on these partnerships exposes to us a number of risks, including the following:
•	our partners may not devote sufficient resources to our products or product candidates;

•	disputes may arise with respect to payments that we believe are due under a partnership agreement;

•	we may face unwillingness on the part of a partner to keep us informed regarding the progress of its development, commercialization or marketing activities, or to permit public disclosure of these activities;

•	a partner may terminate the relationship;

•	disputes may arise in the future with respect to the ownership of rights to technology developed with partners;

•	disagreements with partners could delay or terminate the research and development, regulatory approval, commercialization or marketing of product candidates, or result in litigation or arbitration; and

•	partners may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors.
The occurrence of any of these or other events may delay product development or impair commercialization of our products.

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If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

We depend on the principal members of our scientific and management staff. The loss of any of these individuals’ services might significantly delay or prevent our achievement of research, development or business objectives. Except for Mr. Howard-Tripp, our President and Chief Executive Officer, we do not maintain key person life insurance on any of these individuals.

Our success depends, in large part, on our ability to continue to attract and retain qualified scientific and management personnel. We face intense competition for such personnel and consultants. We may not be able to attract and retain qualified management and scientific personnel in the future. Also, we must provide training for our growing employee base due to the highly specialized nature of pharmaceutical products.

Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, manufacturing, sales and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in the number of management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel, or to develop such expertise, could materially adversely affect prospects for our success.

Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in drug delivery systems, are in high demand. Once trained, our employees may be hired by our competitors.

We have international operations that expose us to additional business risks.

We have expanded our operations outside of Canada, primarily in Europe, in order to market and distribute our products and may expand further in the future. Any expansion in international markets requires additional resources and management attention and subjects us to new business risks, including the following:
•	different regulatory requirements for approval of our product candidates;

•	dependence on local distributors;

•	longer payment cycles and problems in collecting accounts receivable;

•	adverse changes in trade and tax regulations;

•	the absence or significant lack of legal protection for intellectual property rights;

•	political and economic instability; and

•	currency risks.
The occurrence of any of these or other factors may cause our international operations not to be successful and could lower the prices at which we can sell our products or otherwise have an adverse effect on our operating results.

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We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

We may pursue product or business acquisitions that could complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition or finance such acquisition. Any such acquisition could result in unanticipated costs or liabilities, diversion of management’s attention from our core business, the expenditure of resources and the potential loss of key employees, particularly those of the acquired organizations. In addition, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

To the extent we issue common shares or other rights to finance any acquisition, existing shareholders may be diluted and earnings per share may decrease. They may also result in goodwill and other long-lived assets that are subject to impairment tests, which could result in future impairment charges.

We may incur losses associated with foreign currency fluctuations.

We anticipate that the majority of the revenue from commercialization of our product candidates may be in currencies other than Canadian dollars. Fluctuation in the exchange rate of the Canadian dollar relative to these other currencies could result in us realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into such commercial agreement. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.
4.2	Risks Related to our Industry

Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our financial results will suffer.

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Any product that we develop may not compete successfully. Our once-daily tramadol product faces competition in the United States from, for example, OMI., which launched its own once daily tramadol formulation under licence from Biovail Corporation, or Biovail, and may face competition from Cipher Pharmaceuticals Ltd., or Cipher, which has announced its intention to submit a NDA to the FDA in 2006 for their once-daily formulation of tramadol. In Europe, our once-daily tramadol product faces competition from the multiple tramadol formulations that are widely available. In addition, extended release tramadol formulations for once-daily dosing have been and are marketed in certain European countries, including the United Kingdom, Belgium, France, Germany and Spain. In addition, research and development activities by competitors may render our products obsolete or uneconomical. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price.

We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing our initial product candidates, and any additional product candidate we develop using our drug delivery technologies, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions. To the extent that we develop or market products incorporating drugs that are off-patent, or are being developed by multiple companies, we will face competition from other companies developing and marketing similar products.

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Relative to us, we believe that most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we will. Finally, our competitors may use different technologies for, or approaches to, the development of products similar to the products we are seeking to develop.

Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. We may face competition from manufacturers of generic drugs on some of the products we may commercialize.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payors may not consider our products cost-effective or provide reimbursement in whole or in part for their use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payors may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to formularies of large managed-care organizations. If third-party payors do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors’ reimbursement policies may adversely affect our ability and our potential partners’ ability to sell our products on a profitable basis.

We may not be able to set the price at which we sell our products.

Third-party payors increasingly challenge the pricing of pharmaceutical products. Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs, could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products. In addition, in many international markets, the government controls the prices of prescription drugs.

In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after a regulatory agency approves any of our product candidates for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agency adopts these proposals, our business could be harmed.

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Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the EEA, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

Drugs involve the risk of product liability claims and associated adverse publicity. For products on the market, such as once-daily tramadol, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. There are also risks related to participants in our clinical trials, who may suffer unintended consequences. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management’s attention from other business concerns, or adversely affect our reputation and the demand for our products.

Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals and sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:
•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

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•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.
If we are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for our products when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals and biological materials, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. However, accidental injury or contamination from these materials may occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.
5.	DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital currently consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, no par value and issuable in series, of which 43,816,913 common shares and no preferred shares were outstanding as of March 1, 2006.
The following is a brief description of our common shares and preferred shares.
5.1	Common Shares

The common shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding common shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board of directors may determine. The common shares carry one vote per share. There is no cumulative voting. The holders of common shares are entitled to receive notice of any of the meetings of shareholders and to attend and vote at all such meetings as a single class on all matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The common shares are not redeemable nor retractable. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.
5.2	Preferred Shares

The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. The preferred shares, if issued, rank prior to the common shares with respect to the payment of

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dividends and the distribution of assets in the event of our dissolution or liquidation or the distribution of all or part of our assets among the shareholders for an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, grossed up by the declared and unpaid dividends. Subject to the provisions of the Companies Act (Québec), the preferred shares do not carry voting rights.
5.3	Dividends

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.
6.	MARKET FOR SECURITIES
In June 1996, Labopharm completed a public offering of Shares, which are listed and posted for trading on the TSX under the symbol “DDS”.
6.1	Trading Prices and Volumes

The following table sets forth the reported high and low sale prices and the aggregate monthly volume of trading of the Shares listed for trading on the TSX for the periods indicated:

MONTH	HIGH	LOW	VOLUME

December 2005	$7.20	$6.26	7,019,300
November 2005	$6.51	$3.84	9,108,900
October 2005	$4.09	$3.51	1,637,100
September 2005	$5.08	$3.25	8,249,000
August 2005	$5.24	$3.35	6,338,900
July 2005	$4.04	$2.80	3,062,200
June 2005	$3.00	$2.56	2,020,400
May 2005	$3.20	$2.50	1,264,600
April 2005	$3.62	$2.90	777,800
March 2005	$3.73	$3.10	2,737,200
February 2005	$4.00	$3.21	3,512,000
January 2005	$4.50	$3.51	4,034,900

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7.	DIRECTORS AND OFFICERS
7.1	Directors

The name of each director, the year in which each person first became a director of the Company, the director’s principal occupation and the number of Shares which each director directly or indirectly held as beneficial owner or over which he exercised control or direction as at March 1, 2006 are provided in the table below:

			Number of Shares of the
			Company Held Directly or
Name and Municipality of	Director		Indirectly as Beneficial
Residence	Since	Principal Occupation	Owner
Santo J. Costa Cary, United States	2006	Attorney, Maypin Taylor, p.a. (law firm)	___
James R. Howard-Tripp Burlington, Canada	1999	President and Chief Executive Officer, Labopharm Inc. and Chief Executive Officer, Labopharm Europe Limited	99,800
Richard J. MacKay(A) Montréal, Canada	1990	President and Chief Executive Officer, Stiefel Canada Inc. (international pharmaceutical company)	129,071
Anthony C. Playle Wendover, United Kingdom	2002	President, ACPharma Limited (consulting firm specializing in the pharmaceutical industry) and Managing Director of Labopharm Europe Limited	15,000
Frédéric Porte(B) Montréal, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the health-care and communications sectors)	45,000
Robert Raich(A) Montréal, Canada	2004	Managing Partner Spiegel Sohmer (law firm)	5,500
Jacques L. Roy(A)(B) Montréal, Canada	2001	Vice-President, Finance & Corporate Development, Omega Laboratories Limited (privately held pharmaceutical company)	___ (1)
James S. Scibetta(B) Glen Rock, United States	2001	Executive Vice President and Chief Financial Officer, Merrimack Pharmaceuticals, Inc. (privately held biotechnology company)	10,000

(A)	Member of the Human Resources and Corporate Governance Committee.

(B)	Member of the Audit Committee.

(1)	Mr. Roy is the nominee of Fonds de solidarité des travailleurs du Québec (F.T.Q.), or FSTQ, pursuant to an agreement detailed below in section 8. FSTQ holds 4,544,671 Shares.
During the past five years, all of the above-mentioned directors have held the principal occupations shown above, except for: (i) Mr. Santo J. Costa, who was Vice-Chair of the Board of Directors of Quintiles Transnational Corp. until June 2001; and (ii) Mr. Jacques L. Roy, who was Investment Director, Life Sciences with FSTQ.

Each director will hold office until the close of our next annual meeting of shareholders unless he resigns or his position becomes vacant by death, removal or otherwise prior to such meeting.

In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL Skysystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada). Mr. Santo J. Costa was the non-executive chairman of the

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board of Argomed, Inc., a privately held company, until be resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada).
7.2	Officers

Officers hold their offices until the meeting of the Board of Directors following the annual meeting of the shareholders of the Company following their nomination or until their successors are appointed.

The name of each officer, the year in which each officer first became an officer of the Company and the principal occupation of each person are provided in the following table:

Name and municipality of residence	With Labopharm since	Position
James R. Howard-Tripp Burlington, Canada	2000	President and Chief Executive Officer and President and Chief Executive Officer of Labopharm Europe
Sylvie Bouchard Montréal, Canada	2001 2005	Vice President, Clinical Development
Lynda P.S. Covello Toronto, Canada	2001 2005	General Counsel and Corporate Secretary and Assistant Corporate Secretary of Labopharm Europe
Allan Mandelzys Montréal, Canada	2000	Vice President, Business Development
Anthony C. Playle Wendover, United Kingdom	2001	Managing Director of Labopharm Europe
Damon Smith Montréal, Canada	2002	Vice President, Research and Development
Warren Whitehead Toronto, Canada	2000	Chief Financial Officer
During the past five years, all of the above-mentioned officers have held the principal occupations shown above, except for: (i) Ms. Lynda P.S. Covello, who was a partner in the law firm of Margolis Covello, LLP from March 2000 to December 2004, and merged her practice with the law firm of Sim, Hughes, Ashton and McKay LLP (now Sim, Lowman, Ashton and McKay) in January 2005, where she practised law until November 2005; (ii) Dr. Damon Smith, who was Director of Research at Montréal-based ConjuChem Inc. from February 2000 to January 2002.

As of March 1, 2006, the directors and officers of the Company collectively exercised control over 484,871 Shares, representing approximately 1.1% of all of the issued and outstanding Shares as of such date.
8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as described below, we are not aware that any of our directors, officers, other insiders or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

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In May 2001, we entered into a shareholders’ agreement with Fonds de solidarité des travailleurs du Québec (F.T.Q.), or FSTQ. In accordance with this agreement:
•	as long as FSTQ holds 5% or more of our issued and outstanding common shares, FSTQ has the right to designate two nominees to represent it on our board of directors; and

•	as long as FSTQ holds less than 5% but at least 1% of our issued and outstanding common shares, FSTQ has the right to designate one nominee to represent it on our board of directors.
The agreement will terminate when FSTQ ceases to hold at least 1% of our issued and outstanding shares. As at March 1, 2006, to our knowledge, FSTQ held 4,544,671 common shares, representing approximately 10.4% of our common shares then issued and outstanding. Mr. Jacques L. Roy is FSTQ’s nominee on our board of directors.
We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is a director and Managing Director and member of the Board of Directors of Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during each of the three most recently completed financial years were $324,768 in 2005, $318,840 in 2004 and $244,714 in 2003, as disclosed in the Summary Compensation Table contained in our Information Circular for the annual meeting of our shareholders to be held on May 4, 2006.
9.	LEGAL PROCEEDINGS
On February 7, 2005, an action was commenced against us claiming non payment of outstanding royalties owed by us with respect to the commercialization of a technology purchased in 1994 and any improvements and additions thereto. A description of this litigation is set forth in “Risk Factors — Risks related to our Business — In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.” Other than this litigation, we are not involved in any legal or arbitration proceedings that are material to our operations nor do we know of any material threatened or contemplated proceedings against us.
10.	INTERESTS OF EXPERTS
Ernst & Young llp is the external auditor who prepared the Auditors’ Report to the shareholders and the consolidated balance sheets of Labopharm as at December 31, 2005 and 2004 and the consolidated statements of loss, deficit and cash flows for the years then ended under Canadian generally accepted auditing standards. To our knowledge, the members of Ernst & Young llp own in the aggregate less than 1% of all of our issued and outstanding Shares.
11.	TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for our common shares in Canada is National Bank Trust, at its principal offices in Montreal and Toronto.
12.	MATERIAL CONTRACTS
On June 8, 2005, through our US subsidiary, Labopharm USA, we entered into a US$10 million debt financing agreement with US-based Hercules Technology Growth Capital, Inc. and agreed to grant to it warrants to purchase 543,104 of our Shares at an exercise price of $2.71 per Share.

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13.	AUDIT COMMITTEE DISCLOSURE
Multilateral Instrument 52-110 — Audit Committees (including Form 52-110F1 — Audit Committee Information Required in an AIF) requires issuers to disclose certain information in their annual information forms with respect to the existence, charter, composition, and education and experience of the members of, their audit committees, as well as all fees paid to their external auditors. Our audit committee’s charter is attached as Schedule A to this Annual Information Form (and also available on our website at www.labopharm.com), and the other required disclosure regarding the audit committee referred to above is set out in our information circular dated March 20, 2006 prepared in connection with our annual meeting of shareholders to be held on May 4, 2006 under the heading, “Audit Committee Disclosure”, and the language under such heading is incorporated by reference into this Annual Information Form. Our most recent information circular is available on SEDAR at www.sedar.com.
14.	ADDITIONAL INFORMATION
Additional information relating to the Company may be found on SEDAR at www.sedar.com as well as on our website at www.labopharm.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our information circular dated March 20, 2006 prepared in respect of our annual meeting of the shareholders to be held on May 4, 2006. Additional financial information is provided in our financial statements and Management’s Discussion & Analysis for our most recently completed financial year.
15.	FORWARD-LOOKING STATEMENTS
Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, business conditions in the pharmaceutical and related industries, as well as the general economy, changes in governmental regulation, changes in the healthcare industry, competitive factors such as those influencing expenditures for research and development, or the availability of markets for our products. We disclaim any intention, and assume no obligation, to update these forward-looking statements.

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SCHEDULE A — CHARTER OF THE AUDIT COMMITTEE
I.	PURPOSE
     The Audit Committee (the “Committee”) of Labopharm inc. (the “Company”) is a committee of the Board of Directors which has responsibility to review the financial statements, accounting policies and reporting procedures of the Company.
     This Charter of the Committee has been established and adopted by the Board of Directors in order to provide appropriate guidance to the Committee members as to their duties. This Charter complements Section 8 of By-law No. One of the Company which deals with the constitution of committees and procedural rules at their meetings. The primary function of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, including the review and oversight of: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company’s systems of internal controls regarding finance, accounting, and legal compliance that management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.
     The Committee’s primary duties and responsibilities are to:
•	Serve as an independent and objective party to monitor the Company’s financial reporting process and the system of internal controls.

•	Monitor the independence and performance of the Company’s external auditors and the internal auditing department (when established).

•	Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department and the Board of Directors.

•	In performing its functions, the Committee may retain at the expense of the Company financial advisors, legal counsel and such other advisors as it deems necessary.
II.	COMPOSITION
     The Committee shall be comprised of three or more directors, each of whom shall meet the independence and audit committee composition requirements promulgated by the Securities and Exchange Commission of the United States (the “SEC”), the National Association of Securities Dealers, The Ontario Securities Commission, The Authorité des Marchés Financiers, any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time.
     All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

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III.	MEETINGS
     The Committee may invite such other persons to its meetings, as it deems necessary. The Controller and external auditors should be invited to make presentations to the Committee as appropriate.
IV.	RESPONSIBILITIES AND DUTIES
     To fulfill its responsibilities and duties the Committee shall:
Documents/ Reports Review
•	Review with representatives of management and representatives of the independent auditors the Company’s interim quarterly financial statements and the annual audited financial statements prior to their filing, and the related press release of the Company and shall report thereon to the Board of Directors.

•	Satisfy itself, on behalf of the Board of Directors, that the Company’s quarterly and annual audited financial statements are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements should be approved and included in the filings required by the Regulatory Bodies.

•	Satisfy itself, on behalf of the Board of Directors, that the information contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis (MD&A), the Annual Information Form (AIF) (and similar documentation required by the Regulatory Bodies) and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review material financial reports or other financial information of the Company submitted to any Regulatory Body, or the public.

•	Have the right:
–	to inspect all the books and records of the Company and its subsidiaries;

–	to discuss such accounts and records and any matters relating to the financial position o of the Company with the officers and auditors of the Company and its subsidiaries; and

–	to engage advisors, including to commission reports or supplemental information relating thereto; and any member of the Committee may require the auditors to attend any or every meeting of the Committee.
•	Review such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board of Directors may from time to time refer to the Committee.

•	Together with the Board of Directors, review, assess the adequacy of this Charter periodically, at least annually, as conditions dictate, and update this Charter if and when appropriate.

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Independent Auditors
•	Recommend to the Board of Directors the appointment, compensation, retention (including the authority not to retain or to terminate) and oversight of any independent auditor engaged by the Company for the purpose of preparing or issuing an audit report or related work. The Board of Directors shall then put the selection of independent auditors to the vote of the Company’s shareholders.

•	Recommend to the Board of Directors the funding necessary for compensation of any independent auditor and advise the Board of Directors of anticipated funding needs of the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that the Company’s auditors are “independent” of management and that they are ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders, within the meaning given to such term in the rules and pronouncements of the Regulatory Bodies. Obtain from the independent auditors, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company.

•	Approve in advance any and all audit and non-audit assignments awarded to independent auditors and adopt and implement policies for such pre-approval and review all remuneration paid to independent auditors, including for such additional audit and non-audit services; to the extent necessary, any member of the Committee, acting independently, shall be authorized to approve in advance any and all audit and non-audit assignments awarded to independent auditors.

•	Review the performance and the remuneration of the independent auditors and recommend to the Board of Directors the discharge of the independent auditors when circumstances warrant.

•	Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors has been addressed and that there are no “unresolved differences” with the auditors. Be directly responsible for the resolution of any disagreements between management and the independent auditors regarding financial reporting matters.
Financial Reporting Processes and Risk Management
•	Review the audit plan of the independent auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal controls and the Company’s responses to the suggestions made therein.

•	Monitor the Company’s internal accounting controls, informational gathering systems and management reporting on internal control. In connection with fulfilling this responsibility, the Committee shall receive a report on at least an annual basis from the Company’s chief executive officer and chief financial officer in connection with the such officers’ evaluation of internal control over financing reporting as to (1) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process,

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summarize, and report financial information; and (2) any fraud of which they are aware, whether or not material, that involves a member of management or other employees who have a significant role in the Company’s internal control over financial reporting. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosure indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

•	Review with management and the auditors the relevance and appropriateness of the Company’s accounting principles and policies and the Company’s internal control over financial reporting and review and approve all significant changes to such policies.

•	Obtain annually from the independent auditors, in connection with an audit report and prior to the filing of such audit report, a report presenting the adequacy of the internal audit and financial controls, specifically including (1) critical accounting policies and practices to be used, (2) all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of these alternatives and the treatment preferred by the independent auditors, and (3) material communications between management and the independent auditor.

•	Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and monitor the annual review and evaluation by management of internal control over financial reporting. The Committee shall also satisfy itself that the Company has implemented appropriate systems of internal control over the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively; make appropriate recommendations to the Board of Directors in connection with the foregoing.

•	Review and approve the Company’s Investment and Treasury policies and monitor compliance with such policies.

•	Review and approve all related party transactions for potential conflict of interest situations on an ongoing basis. “Related party transactions” shall refer to transactions required to be disclosed pursuant to applicable securities regulations and stock exchange regulations or policies.
Legal and Regulatory Compliance
•	The Committee has authority to engage outside advisors as it determines necessary to carry out its duties.

•	Determine funding necessary for ordinary administrative expenses of the Committee and for compensation of any outside advisors to be engaged by the Committee and notify the Company of anticipated funding needs of the Committee.

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•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Review, with the Company’s principal external counsel, legal and regulatory matters that could have a material impact on the Company’s financial statements.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

•	Establish procedures for:
(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters (commonly referred to as the “Whistleblowing Policy”); and

(c)	any other material matter.
•	Cause the chief executive officer to investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action. Notwithstanding the foregoing, if the person in question is the chief executive officer, the investigation shall be undertaken by the Committee.
Budgets
•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.
General
•	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

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